File pursuant to Rule 424(B)(2)

File No.: 333-83274

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 4, 2002)

US$125,000,000

Government of Jamaica

10.625% Notes due 2017

The Government of Jamaica is offering US$125,000,000 of 10.625% notes due June 20, 2017. The notes will be direct, general, unsecured and unconditional obligations and will rank at least pari passu, without any preference among themselves. The payment obligations of Jamaica under the notes will at all times rank at least equally with all other payment obligations of Jamaica related to unsecured External Indebtedness (as defined). Jamaica has pledged its full faith and credit for the due and punctual payment of principal of and interest on the notes. Jamaica will pay interest semiannually in arrears on June 20 and December 20 of each year, commencing on June 20, 2004 at an annual rate of 10.625%.

The US$125,000,000 10.625% notes due 2017 are a further issuance of the 10.625% notes due 2017 and will be consolidated with and will form a single series with the US$300,000,000 principal amount of the notes that were originally issued on June 20, 2002. The total principal amount of the previously issued notes and the notes now being issued will be US$425,000,000.

The notes are being offered globally for sale in jurisdictions where it is lawful to make such offers and sales. Application has been made to list the notes on the Luxembourg Stock Exchange.

	Per Bond	Total
Price to investors	100.50%	$125,625,000
Underwriting discounts and commissions	0.55%	$687,500
Proceeds to Jamaica (1)	99.95%	$124,937,500

(1)	Plus accrued and unpaid interest from and including December 20, 2003 to but excluding the delivery date, in the amount of US$4,796,006.94. Purchasers of the notes will be entitled to receive the full amount of the next semiannual regular interest payment on June 20, 2004.

Delivery of the notes in book entry form only will be made on or about April 30, 2004.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved these securities or passed upon the adequacy or accuracy of this prospectus supplement or the prospectus to which it relates. Any representation to the contrary is a criminal offense.

Bear, Stearns & Co. Inc.

The date of this prospectus supplement is April 27, 2004.

JAMAICA

Caribbean Sea
N
W
E
S
Montego Bay
Ocho Rios
Negril
Port Antonio
Mandeville
Spanish Town
Kingston
Caribbean Sea

Gulf of Mexico
Miami
THE BAHAMAS
Atlantic Ocean
CUBA
MEXICO
JAMAICA
Kingston
HAITI
DOM. REP.
Puerto Rico (U.S.)
BELIZE
HONDURAS
Caribbean Sea
EL SALVADOR
NICARAGUA
COSTA RICA
PANAMA
COLOMBIA
VENEZUELA

You should read this prospectus supplement along with the accompanying prospectus dated June 4, 2002. You should rely only on the information contained or incorporated by reference in this document, including Jamaica’s Form 18-K for the fiscal year ended March 31, 2004 filed with U.S. Securities and Exchange Commission on April 26, 2004, and the accompanying prospectus. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may be accurate only on the date hereof.

INTRODUCTORY STATEMENTS

The Jamaican Government accepts responsibility for the information contained in this prospectus supplement and the prospectus that accompanies it. To the best of the knowledge and belief of the Jamaican Government (which has taken all reasonable care to ensure that such is the case), the information contained in this prospectus supplement and the accompanying prospectus accurately reflects the facts and does not omit anything likely to affect the import of such information.

The Government of Jamaica is a foreign sovereign government. Foreign sovereign governments are generally immune from lawsuits and from the enforcement of judgments under United States laws, however, foreign sovereign governments may waive this immunity, and limited exceptions to this immunity are set forth in the U.S. Foreign Sovereign Immunities Act of 1976 (the “Immunities Act”). See “Enforcement of Claims” and “Description of the Debt Securities — Enforcement of Claims” in the accompanying prospectus.

The distribution of this prospectus supplement and the accompanying prospectus and the offering of the notes may be legally restricted in some countries. If you wish to distribute this prospectus supplement or the accompanying prospectus, you should observe any applicable restrictions. This prospectus supplement and the accompanying prospectus should not be considered an offer, and it is prohibited to use them to make an offer, in any state or country in which the making of an offer of the notes is prohibited. For a description of some restrictions on the offering and sale of the notes and the distribution of this prospectus supplement and the accompanying prospectus, see “Underwriting” on page S-15.

Unless otherwise indicated, all references in this prospectus supplement to “JA dollars” and “J$” are to Jamaica dollars, the lawful national currency of the country of Jamaica, and those to “U.S. dollars” or “US$” are to the lawful currency of the United States of America. Unless the context otherwise requires, references to “Jamaica” are references to the Government of Jamaica.

The official exchange rate published by the Bank of Jamaica for U.S. dollars on April 26, 2004 was J$60.57 per US$1.00.

OFFERING SUMMARY

This summary highlights information contained in this prospectus supplement and the accompanying prospectus and may not contain all of the information that may be important to you. You should read this summary along with the more detailed description appearing elsewhere in this prospectus supplement and in the accompanying prospectus.

Issuer	Government of Jamaica.

Notes

US$125,000,000 10.625% notes due 2017.

The US$125,000,000 10.625% notes due 2017 are a further issuance of the 10.625% notes due 2017 and will be consolidated with and will form a single series with the US$300,000,000 principal amount of the notes that were originally issued on June 20, 2002. The total principal amount of the previously issued notes and the notes now being issued will be US$425,000,000. The notes will have the same CUSIP, Common Code and ISIN numbers as the previously issued 10.625% notes due 2017.

Issue Price	100.50% of the principal amount of the notes plus accrued interest from and including December 20, 2003 to but excluding the delivery date.

Maturity Date	June 20, 2017, at par.

Interest	The notes will bear interest at a rate of 10.625% per annum payable semiannually in arrears in US dollars on June 20 and December 20 of each year, commencing June 20, 2004.

Withholding Tax and Additional Amounts	Jamaica will make all payments of principal and interest on the notes without withholding or deduction for any Jamaican taxes, except in certain limited circumstances. See “Description of the Debt Securities — Additional Amounts”.

Further Issues	Jamaica may from time to time, without your consent, increase the size of the issue of the notes, or issue additional debt securities that may be consolidated and form a single series with the outstanding notes.

Book Entry Delivery, Form and Denominations	The notes will be issued in fully registered form without interest coupons in minimum denominations of US$10,000 and integral multiples of US$1,000 in excess thereof. The notes will be represented by one or more global notes, registered in the name of Cede & Co. as nominee of DTC. Beneficial interests in the global notes will be shown on, and the transfer thereof will be effected through, records maintained by DTC. See “Global Clearance and Settlement”.

Status of the Notes	The notes will be direct, general, unsecured and unconditional obligations of Jamaica. They will rank equally in right of payment among themselves and with all of Jamaica’s existing and future unsecured external indebtedness. Jamaica has pledged its full faith and credit to make all payments on the notes when due. See “Description of the Debt Securities — Status of the Notes”.

Events of Default	The notes will contain certain events of default, the occurrence of which may permit noteholders to accelerate Jamaica’s obligations under the notes prior to maturity. See “Description of the Debt Securities — Default; Acceleration of Maturity”.

Negative Pledge	The notes will contain certain covenants, including a negative pledge covenant that will restrict Jamaica from creating or permitting to exist (subject to certain exceptions) any security interest on any of its present or future revenue, properties or assets. See “Description of the Debt Securities — Negative Pledge”.

Payments of Principal and Interest	Jamaica will make payments of principal and interest on the notes in US dollars through the paying agent to DTC, which will receive funds for distribution to the holders of the notes as registered with the registrar at the close of business on the fifteenth day preceding the date of payment.

Listing	Jamaica has applied to list the notes on the Luxembourg Stock Exchange. See “Description of the Debt Securities — Listing”.

Use of Proceeds	Jamaica will use the net proceeds from the sale of the notes for general budgetary purposes.

Taxation	See “Taxation” for a discussion of the U.S. and Jamaican tax consequences associated with an investment in the notes. Investors should consult their own tax advisors in determining the tax consequences of the purchase, ownership and disposition of the notes.

Fiscal Agent, Principal Paying Agent and Registrar	Deutsche Bank Trust Company Americas.

Luxembourg Listing Agent, Paying Agent and Transfer Agent	Deutsche Bank Luxembourg S.A.

Governing Law	The notes will be, and the fiscal agency agreement and the supplemental fiscal agency agreement are, governed by the laws of the State of New York, except with respect to their authorization and execution, which will be governed by the laws of Jamaica. See “Description of the Debt Securities — Governing Law and Submission to Jurisdiction”.

USE OF PROCEEDS

Jamaica will use the net proceeds of approximately US$124,937,500, after deduction of underwriting fees, from the sale of the notes for general budgetary purposes.

DESCRIPTION OF THE NOTES

General

The US$125,000,000 10.625% notes due 2017 are a further issuance of the 10.625% notes due 2017 and will be consolidated with and will form a single series with the US$300,000,000 principal amount of the notes that were originally issued on June 20, 2002. Unless otherwise specified, references in this section to the “notes” mean the US$125,000,000 we are offering hereby and the US$300,000,000 of notes issued on June 20, 2002. The notes will be direct, general, unsecured and unconditional obligations and will rank at least pari passu, without any preference among themselves. The notes will be issued under a fiscal agency agreement, dated as of June 20, 2002, between Jamaica and Deutsche Bank Trust Company Americas, as fiscal agent, as supplemented by a supplemental fiscal agency agreement, dated as of April 30, 2004. References to the fiscal agency agreement in this prospectus supplement mean the fiscal agency agreement as supplemented by the supplemental fiscal agency agreement, unless the context otherwise requires. The notes offered hereby and the previously issued notes will collectively form a single series for all purposes under the fiscal agency agreement, including waivers, amendments, redemption and acceleration.

The notes are a series of debt securities more fully described in the accompanying prospectus, except to the extent indicated below. The following statements are subject to the provisions of the fiscal agency agreement and the notes. This summary does not purport to be complete and the description below may not contain all of the information that is important to you as a potential investor in the notes. Jamaica has filed forms of these documents as exhibits to the registration statement numbered 333-83274, the post-effective amendment No. 1 to which was filed with the U.S. Securities and Exchange Commission on June 4, 2002. You should refer to the exhibits for more complete information. Capitalized terms not defined below shall have the respective meanings given in the accompanying prospectus.

The notes will:

•	be a further issuance in a principal amount of US$125,000,000, for a total issuance of US$425,000,000;

•	bear interest at 10.625% per year from December 20, 2003;

•	mature at par on June 20, 2017;

•	pay interest semiannually in arrears on June 20 and December 20 of each year, commencing June 20, 2004;

•	be issued in fully registered form, without interest coupons; and

•	pay interest to the persons in whose names the notes are registered on the record date, which is the close of business on the preceding June 5 or December 5 (whether or not a business day), as the case may be. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months.

Jamaica has applied to the Luxembourg Stock Exchange for listing of, and permission to deal in, the notes in accordance with the rules of the Luxembourg Stock Exchange.

Book Entry

Jamaica will issue the notes in the form of one or more fully registered global notes. Jamaica will deposit the global notes with DTC and register the global notes in the name of Cede & Co. as DTC’s nominee. Beneficial interests in the global notes will be represented by, and transfers thereof will be effected only through, book-entry accounts maintained by DTC and its participants.

Certificated Securities

In circumstances detailed in the accompanying prospectus (see “Description of the Securities — Description of the Debt Securities — Global Securities — Registered Ownership of the Global Security”), Jamaica may issue certificated securities. In that event, Jamaica will issue certificated securities in denominations of US$10,000 and integral multiples of US$1,000. The holders of certificated securities shall present directly at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent as Jamaica may designate from time to time all requests for the registration of any transfer of such securities, for the exchange of such securities for one or more new certificated securities in a like aggregate principal amount and in authorized denominations and for the replacement of such securities in the cases of mutilation, destruction, loss or theft. Certificated securities issued as a result of any partial or whole transfer, exchange or replacement of the notes will be delivered to the holder at the corporate trust office of the fiscal agent, at the office of the Luxembourg paying and transfer agent or at the office of any other transfer agent, or (at the risk of the holder) sent by mail to such address as is specified by the holder in the holder’s request for transfer, exchange or replacement.

Registration and Payments

Jamaica will pay the principal amount of a note on its maturity date in immediately available funds in the City of New York upon presentation of the note at the office of the fiscal agent in the City of New York or, subject to applicable law and regulations, at the office outside the United States of any paying agent, including the Luxembourg paying agent (if the notes are accepted for listing on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require).

Jamaica will appoint the fiscal agent as registrar, principal paying agent and transfer agent of the notes. In these capacities, the fiscal agent will, among other things:

•	maintain a record of the aggregate holdings of notes represented by the global notes and any certificated notes and accept notes for exchange and registration of transfer,

•	ensure that payments of principal and interest in respect of the notes received by the fiscal agent from Jamaica are duly paid to the depositaries for the securities or their respective nominees and any other holders of any notes; and

•	transmit to Jamaica any notices from holders of any of the notes.

If the notes are accepted for listing on the Luxembourg Stock Exchange, and the rules of the Luxembourg Stock Exchange so require, Jamaica will appoint and maintain a paying agent and a transfer agent in Luxembourg, who shall initially be Deutsche Bank Luxembourg S.A. Holders of certificated securities will be able to receive payments thereon and effect transfers thereof at the offices of the Luxembourg paying and transfer agent. For so long as the notes are listed on the Luxembourg Stock Exchange, Jamaica will publish any change as to the identity of the Luxembourg paying and transfer agent in a leading newspaper in Luxembourg, which is expected to be the Luxemburger Wort.

Redemption and Sinking Fund

Jamaica may not redeem the notes prior to maturity. Jamaica will not provide a sinking fund for the amortization and retirement of the notes.

Regarding the Fiscal Agent

The fiscal agent has its principal corporate trust office at Deutsche Bank Trust Company Americas, Corporate Trust and Agency Services, c/o DB Services New Jersey Inc., 100 Plaza One — MSJCY03-0603, Jersey City, NJ 07311. Jamaica will at all times maintain a paying agent and a transfer agent in the City of New York or the state of New Jersey which will, unless otherwise provided, be the fiscal agent. Jamaica may maintain deposit accounts and conduct other banking transactions in the ordinary course of business with the fiscal agent. The fiscal agent will be the agent of Jamaica, not a trustee for holders of any notes. Accordingly, the fiscal agent will not have the same responsibilities or duties to act for such holders as would a trustee, except that monies held by the fiscal agent as payment of principal or interest on the notes shall be held by the fiscal agent in trust for the holders of the notes.

The fiscal agency agreement is not required to be qualified under the U.S. Trust Indenture Act of 1939. Accordingly, the fiscal agency agreement may not contain all of the provisions that could be beneficial to holders of the notes that would be contained in an indenture qualified under the Trust Indenture Act.

Notices

All notices will be published in London in the Financial Times, in the City of New York in The Wall Street Journal and, so long as the notes are listed on the Luxembourg Stock Exchange, in Luxembourg in the Luxemburger Wort. If Jamaica cannot, for any reason, publish notice in any of these newspapers, it will choose an appropriate alternate English language newspaper of general circulation, and notice in that newspaper will be considered valid notice. Notice will be considered made as of the first date of its publication.

Further Issues

Jamaica may from time to time, without your consent, create and issue additional debt securities having the same terms and conditions as the notes offered by this prospectus supplement (or the same except for the amount of the first interest payment). Jamaica may consolidate the additional debt securities to form a single series with the outstanding notes.

GLOBAL CLEARANCE AND SETTLEMENT

DTC, Euroclear and Clearstream, Luxembourg have established links among themselves to facilitate the initial settlement of the notes and cross-market transfers of the notes in secondary market trading. DTC will be linked to JPMorgan Chase Bank, a New York banking corporation, as depositary of the Euroclear System (“Euroclear”), and Citibank, N.A. as depository for Clearstream Banking, societe anonyme (“Clearstream, Luxembourg”) (the “Clearing System Depositories”).

Although DTC, Euroclear and Clearstream, Luxembourg have agreed to the procedures provided below to facilitate transfers of notes among participants of DTC, Euroclear and Clearstream, Luxembourg, they are under no obligation to perform such procedures. In addition, such procedures may be modified or discontinued at any time. Neither Jamaica nor the Fiscal Agent will have any responsibility for the performance by DTC, Euroclear or Clearstream, Luxembourg or their respective participants or indirect participants of the respective obligations under the rules and procedures governing their operations.

The Clearing Systems

Depository Trust Company. DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” under the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the U.S. Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

DTC can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. In addition, unless a global security is exchanged in whole or in part for a definitive security, it may not be physically transferred, except as a whole among DTC, its nominees and their successors. Therefore, your ability to pledge a beneficial interest in the global notes to persons that do not participate in the DTC system, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Euroclear and Clearstream, Luxembourg. Like DTC, Euroclear and Clearstream, Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream, Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream, Luxembourg participants are financial institutions such as underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriter for the notes may be a participant in Euroclear or Clearstream, Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream, Luxembourg by clearing through or maintaining a custodial relationship with a Euroclear or Clearstream, Luxembourg participant.

Initial Settlement

If you plan to hold your interests in the notes through DTC, you will follow the settlement practices applicable to global security issues. If you plan to hold your interests in the notes through Euroclear or Clearstream, Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. If you are an investor on the settlement date, you will pay for the notes by wire transfer and the entity through which you hold your interests in the notes will credit your securities custody account.

Secondary Market Trading

The purchaser of notes determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date (i.e., the date specified by the purchaser and seller on which the price of the securities is fixed).

Trading between DTC purchasers and sellers. DTC participants will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of DTC governing global security issues. Participants will pay for these transfers by wire transfer.

Trading between Euroclear and/or Clearstream, Luxembourg participants. Euroclear and Clearstream, Luxembourg participants will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream, Luxembourg governing conventional Eurobonds. Participants will pay for these transfers by wire transfer.

Trading between a DTC seller and a Euroclear or Clearstream, Luxembourg purchaser. When the notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream, Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to receive the notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the notes to Euroclear or Clearstream, Luxembourg; Euroclear or Clearstream, Luxembourg will credit the notes, in accordance with its usual procedures, to the participant’s account; and the participant will then credit the purchaser’s account. These notes credits will appear the next day (European time) after the settlement date. The cash debit from the account of Euroclear or Clearstream, Luxembourg will be back-valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream, Luxembourg will need to make funds available to Euroclear or Clearstream, Luxembourg in order to pay for the notes by wire transfer on the value date. The most direct way of doing this is to preposition funds (i.e., have funds in place at Euroclear or Clearstream, Luxembourg before the value date), either from cash on hand or from existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream, Luxembourg until the notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream, Luxembourg has extended a line of credit to a participant, the participant may decide not to preposition funds, but to allow Euroclear or Clearstream, Luxembourg to draw on the line of credit to finance settlement for the notes. Under this procedure, Euroclear or Clearstream, Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the notes were credited to the participant’s account. However, interest on the notes would accrue from the value date. Therefore, in many cases the interest income on notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds to (i.e., the interest rate that Euroclear or Clearstream, Luxembourg charges) each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the notes can use its usual procedures for transferring global securities to the Clearing System Depositaries of Euroclear or Clearstream, Luxembourg for the benefit of Euroclear or Clearstream, Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Finally, day traders that use Euroclear or Clearstream, Luxembourg and that purchase notes from DTC participants for credit to Euroclear participants or Clearstream, Luxembourg; participants should note that these trades will automatically fail on the sale side unless one of three steps is taken:

•	borrowing through Euroclear or Clearstream, Luxembourg for one day, until the purchase side of the day trade is reflected in their Euroclear account or Clearstream, Luxembourg account, in accordance with the clearing system’s customary procedures;

•	borrowing the notes in the United States from a DTC participant no later than one day prior to settlement, which would give the notes sufficient time to be reflected in the borrower’s Euroclear account or Clearstream, Luxembourg account in order to settle the sale side of the trade; or

•	staggering the value dates for the buy and sell sides of the trade so that the value date of the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear participant or Clearstream, Luxembourg participant.

Trading between a Euroclear or Clearstream, Luxembourg seller and a DTC purchaser. Due to time zone differences in their favor, Euroclear and Clearstream, Luxembourg participants can use their usual procedures to transfer securities through their Clearing System Depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream, Luxembourg through a participant at least one business day before the settlement date. Euroclear or Clearstream, Luxembourg will then instruct its depositary to credit the notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream, Luxembourg participant on the following day, but the receipt of the cash proceeds will be back valued to the value date, which will be the preceding day if settlement occurs in New York. If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream, Luxembourg participant selling the notes has a line of credit with Euroclear or Clearstream, Luxembourg and elects to be in debit for the notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

UNITED STATES TAXATION

The following summary supplements, and should be read in conjunction with, the discussion in the accompanying prospectus under “Taxation — United States Federal Income Tax Considerations”.

Treatment of Interest Attributable to the Period Prior to the Issuance of the Notes

This section addresses the treatment of amounts paid on the debt securities that represent interest attributable to the period prior to the issuance thereof, i.e. from December 20, 2003 until the date on which the debt securities are issued.

The United States federal income tax treatment of such amounts is not entirely clear. It is possible that such amounts would be treated as a non-taxable return of capital at the time they are received by the U.S. Holder. Alternatively, such amounts may be treated as amortizable bond premium subject to the discussion in the accompanying prospectus under “Taxation — United States Federal Income Tax Considerations — Premium”. U.S. Holders not making an election to amortize bond premium are required to reduce the adjusted basis of their debt securities and consequently may recognize less gain or more loss upon disposition of the debt securities. Prospective investors should consult their own tax advisors as to the proper treatment of amounts paid on the debt securities that represent interest attributable to the period prior to the issuance thereof.

Backup Withholding and Information Reporting

The first paragraph under “Taxation — United States Federal Income Tax Considerations — Backup Withholding and Information Reporting” in the accompanying prospectus should be read with the update that the maximum rate of “backup withholding” tax applicable under current law is 28%.

UNDERWRITING

Jamaica and the underwriter have entered into an underwriting agreement dated April 27, 2004 relating to the offering and sale of the notes. In the underwriting agreement, Jamaica has agreed to sell to the underwriter, and the underwriter has agreed to purchase from Jamaica, the notes.

The obligations of the underwriter under the underwriting agreement, including its agreement to purchase the notes from Jamaica, are subject to the satisfaction of certain conditions in the underwriting agreement. If the conditions are met, the underwriter has agreed to purchase all of the notes.

The underwriter has advised Jamaica that it proposes to offer the notes to the public at the public offering price that appears on the cover page of this prospectus. As compensation to the underwriter, Jamaica will pay to the underwriter a selling commission in the amount of US$687,500. After the initial public offering, the underwriter may change the public offering price and any other selling terms.

In the underwriting agreement, Jamaica has agreed that:

•	Jamaica will pay its expenses related to the offering, which it estimates will be US$90,000; and

•	Jamaica will indemnify the underwriter against certain liabilities, including liabilities under the United States Securities Act of 1933, or contribute to payments which the underwriter may be required to make in respect of any of those liabilities.

Jamaica has applied to list the notes on the Luxembourg Stock Exchange in accordance with its rules.

In order to facilitate the offering of the notes, the underwriter may engage in transactions that stabilize, maintain or affect the price of the notes in accordance with Regulation M under the United States Securities Exchange Act of 1934 (the “Exchange Act”). In particular, the underwriter may:

•	over-allot in connection with the offering, i.e., offer and apportion more of the notes than the underwriter has, creating a short position in the notes for the underwriter’s own account: and

•	bid for and purchase notes in the open market to cover over-allotments or to stabilize the price of the notes.

Any of these activities may cause the price of the notes to be higher than it would otherwise be in the absence of these transactions. The underwriter is not required to engage in these activities, but, if it does, it may discontinue them at any time in its sole discretion.

It is expected that delivery of the notes will be made on April 30, 2004, which will be the third business day in the United States following the date of pricing of the notes (“T+3”). Under Rule 13c6-1 under the Exchange Act, trades in the secondary market in the United States generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers wishing to trade notes prior to the third U.S. business day before April 30, 2004 will be required, by virtue of the fact that the notes will initially settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes wishing to make such trades should consult their own advisors.

The underwriter may engage in transactions with and perform business for Jamaica, and in Jamaica, in the ordinary course of business.

VALIDITY OF THE NOTES

The validity of the notes will be passed upon on behalf of Jamaica as to Jamaican law by the Attorney General’s Department of Jamaica, and as to New York State law by Allen & Overy. The validity of the notes will be passed upon for the underwriter, as to matters of New York State law, by Gibson, Dunn & Crutcher LLP, United States counsel for the underwriter and, as to matters of Jamaican law, by Hart Muirhead Fatta for the underwriter.

GENERAL INFORMATION

1.         The notes have been accepted for clearance through The Depository Trust Corporation, Euroclear and Clearstream, Luxembourg. The CUSIP number is 470160AR3, Common Code number is 015014857, and the International Securities Identification Number is US470160AR34.

2.         The Loan Act, 1964, as amended by the Loan (Amendment) Act, 2001 and the Loans (Canada, United States of America and Other Specified Countries) Act, also referred to as government authorizations, authorized the creation and issue of the notes.

3.         Except as disclosed in this prospectus supplement and the accompanying prospectus, there has been no material adverse change in the fiscal condition or affairs of Jamaica which is material in the context of the issue of the notes since June 4, 2002.

4.         Application has been made to list the notes on the Luxembourg Stock Exchange. Copies of the following documents will, so long as any notes are listed on the Luxembourg Stock Exchange, be available for inspection during usual business hours at the specified office of Deutsche Bank Luxembourg S.A. in Luxembourg:

•	copies of the Registration Statement, which includes the fiscal agency agreement and the form of the underwriting agreement as exhibits thereto; and

•	copies of government authorizations.

In addition, so long as any of the notes are outstanding or listed on the Luxembourg Stock Exchange, copies of Jamaica’s latest economic reports for each year (as and when available) will be available at the offices of the listing agent in Luxembourg during normal business hours on any weekday. The underwriting agreement and the fiscal agency agreement shall also be available free of charge at the office of the listing agent and any paying and transfer agent in Luxembourg.

5.         Deutsche Bank Luxembourg S.A. has been appointed as the Luxembourg paying agent. For so long as any of the notes are listed on the Luxembourg Stock Exchange and the rules of the Luxembourg Stock Exchange so require, Jamaica will maintain a paying agent in Luxembourg.

ISSUER

Government of Jamaica

Ministry of Finance and Planning

30 National Heroes Circle

Kingston 4

Jamaica

FISCAL AGENT, PRINCIPAL PAYING AGENT AND REGISTRAR

Deutsche Bank Trust Company Americas

100 Plaza One — MSJCY03-0603

Jersey City, NJ 07311

United States of America

LISTING AGENT, PAYING AGENT AND TRANSFER AGENT

Deutsche Bank Luxembourg S.A.

2 Boulevard Konrad Adenauer

L-1115 Luxembourg

LEGAL ADVISORS

To the Government as to Jamaican law	To the Government as to United States law
The Attorney General Department	Allen & Overy
Mutual Life Building	1221 Avenue of the Americas
2nd Floor, North Tower, 2 Oxford Road	New York, New York 10020
Kingston 5	United States of America
Jamaica

To the Manager as to Jamaican law	To the Manager as to United States law
Hart Muirhead Fatta	Gibson, Dunn & Crutcher LLP
2 St. Lucia Avenue	200 Park Avenue
Kingston 5	New York, New York 10166
Jamaica	United States of America

US$125,000,000

Government of Jamaica

10.625% Notes due 2017

PROSPECTUS SUPPLEMENT

Bear, Stearns & Co. Inc.

April 27, 2004